UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2008

OR

  ☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from            to

       Commission file number            333-135894

BNSF Railway Company
401(k) Plan for TCU Employees

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
BNSF Railway Company 401(k) Plan for TCU Employees

We have audited the accompanying statements of net assets available for benefits of the BNSF Railway Company 401(k) Plan for TCU Employees as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BNSF Railway Company 401(k) Plan for TCU Employees as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 30, 2009

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
       (In thousands)

	As of December 31,
	2008		2007
Assets
Investments at fair value:
T. Rowe Price Stable Value Common Trust Fund	$20,046	*	$19,352	*
T. Rowe Price Equity Index Trust	7,833	*	14,559	*
BNSF Common Stock Fund	6,712	*	9,160	*
T. Rowe Price Balanced Fund	6,448	*	11,651	*
T. Rowe Price Retirement Funds (See Schedule H, Line 4i for detail)	3,333	*	5,161	*
PIMCO Total Return Admin	3,136	*	2,682
T. Rowe Price Blue Chip Growth Fund	1,858		4,112	*
T. Rowe Price Equity Income Fund	1,666		3,577
Artio International Equity, A Fund	1,345		3,038
Columbia Acorn USA Fund	965		1,895
Participant loans	1,245		1,572
Total investments at fair value	54,587		76,759

Cash	-		25

Total assets	54,587		76,784

Liabilities	-		-
Net assets available for benefits at fair value	54,587		76,784

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	188		(114)

Net assets available for benefits	$54,775		$76,670

*Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31,
2008
Investment (loss) income:
Net depreciation in fair value of investments	$(15,338)
Dividend income	2,100
Interest income from participant loans	97
Total investment loss	(13,141)

Participant contributions	2,678
Benefit payments to participants	(11,432)
Net decrease in net assets	(21,895)

Net assets available for benefits:
Beginning of year	76,670

End of year	$54,775

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

NOTE 1: DESCRIPTION OF PLAN

The following description of the BNSF Railway Company 401(k) Plan for TCU Employees (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The purpose of the Plan is to offer eligible members of the Transportation Communications International Union (the Union), who are employees of BNSF Railway Company (the Company or the Employer) and affiliated participating companies who are covered by the collective bargaining agreement of the former Burlington Northern Railroad Company and the Union, a means to adopt a regular savings program and to provide a supplement to their retirement income.  The Company is a wholly owned subsidiary of Burlington Northern Santa Fe Corporation (BNSF). The Plan is administered by the Review Committee, two members of which are appointed by the Company and two members of which are appointed by the Union.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Review Committee is responsible for the administration and operation of the Plan.  T. Rowe Price Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets.  T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services to the Plan.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively practicable after becoming a qualified employee and completing 60 days of employment as a qualified employee.  If a former participant is re-employed, the employee will again become eligible to participate on the date the employee again becomes a qualified employee.  Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Certified Earnings, as defined under the Plan, is the total compensation (base pay plus overtime earnings) excluding allowances or reimbursements for expenses, severance benefits, and certain other benefit payments as set forth in the Plan.  Eligible employees may elect to have the Employer contribute up to 25% of their Certified Earnings to the Plan on their behalf on a pre-tax basis.  Employee-elected contributions, with respect to Certified Earnings, are made by means of regular payroll deductions.

In addition, participants may elect to have the Employer make Sick Leave Deposits to the Plan in lieu of compensation for unused sick time in accordance with an agreement between the Union and the Employer and as defined in the Plan.

During the 2008 Plan year, in accordance with the provisions of the Internal Revenue Code (IRC), no participant could elect more than $20.5 thousand in before-tax contributions, which includes a $5 thousand limit for catch-up contributions for participants who are 50 years of age or older.  The Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower compensated employees. In no event may the total of employee elected before-tax contributions, employee after-tax contributions, and the Employer’s matching contributions exceed the lesser of $46 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers BNSF’s common stock, sixteen mutual funds, and two collective investment trusts operated by an affiliate of the Trustee as investment options for participants.

Participants may allocate their contributions to any or all the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan and the relevant investment prospectus.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance.  Loan terms can be up to five years, and participants may have only one loan outstanding at any time.  Loans are repaid ratably by payroll deduction for active employees or by check for inactive employees, and loan repayments and interest are credited to the participant’s accounts based on their investment allocation.  The loans are secured by the participant’s entire interest in the Plan and bear interest at prime rate plus 1%.  Interest rates on loans outstanding as of December 31, 2008 ranged from 5.00% to 10.50%.

Benefit Payments to Participants

The full value of a participant's account becomes available upon termination of employment, retirement, total and permanent disability or participant death, and becomes available for withdrawal upon attainment of age 59 ½ or hardship (as defined in the Plan).  Earnings on pre-tax contributions credited after December 31, 1988, may not be withdrawn for hardship.  Participants may elect to receive a distribution from their accounts in a lump sum or in the form of annual or more frequent installments over a period specified by the participant.  A participant who terminates employment prior to age 65 will receive a distribution at age 65, but may request to receive a distribution or commence receiving installments at any time prior to attainment of age 65.  A distribution of all benefits must occur or distributions in installments must commence by April 1 following the calendar year in which the participant attains age 70 ½.  In the event of the death of the participant before installment payments have begun, the participant’s beneficiary will receive a lump sum distribution of the participant’s account.  If installment payments have commenced, they will continue to be made to the participant’s beneficiary.  Immediate lump sum distributions are required in the case of accounts valued at $5 thousand or less.   Mandatory lump sum distributions which are greater than $1 thousand are transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll it over into another eligible retirement plan.

Plan Expenses

All administrative expenses of the Plan are paid by the Employer.  For the year ended December 31, 2008, the Employer incurred $7 thousand in administrative expenses on behalf of the Plan.

Plan Amendment and Termination

The Plan may be amended at any time.  No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment.  In the event the Plan is terminated, each participant shall receive the fair value of Plan assets in his or her account.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans.  Since the Plan provides for an individual account for each participating employee and for benefits based solely on the amount contributed to the participant's account, and any income, expenses, gains and losses attributed thereto, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Statements of Net Asset Available for Benefits present the fair value of the investments as well as the adjustment of the investment from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 defines fair value, establishes the framework for measuring fair value, and expands the disclosures of fair value measurements in the financial statements.  The adoption of SFAS 157 had no impact on the Plan’s net assets or results of operations.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded when earned.  The net appreciation or depreciation in fair value of investments consists of realized and unrealized gains and losses on investments.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

Investment Contracts

One of the Plan’s investments is a stable-value fund (the Fund), which invests in investment contracts (GICs), which are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time.  GICs are valued at fair value and, as required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

The fund also invests in synthetic GIC’s.  A synthetic GIC is a wrap contract typically paired with an underlying single or multiple high quality fixed income investment, fixed income mutual funds, or with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments.  In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Company or other Company events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan.  If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice and subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

Because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The total return of the Fund, net of fees, was 4.84% and 4.93% for the years ended December 31, 2008 and December 31, 2007, respectively. The crediting interest rate for the contracts and short-term investments had a range from 1.58% to 5.80% as of December 31, 2008 and 3.45% to 5.85% as of December 31, 2007. The contracts have scheduled maturities from January 15, 2009 to June 11, 2050.  No valuation reserve was recorded at December 31, 2008 and 2007.

Benefit Payments to Participants

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan's Statement of Net Assets Available for Benefits.

NOTE 3: VALUATION

The investment in common stock is valued at quoted market prices; investments in registered investment companies are valued at the quoted net asset value of the respective investment company; the investments in the collective investment trusts are carried at the value of their underlying investments; and loans to participants are valued at their outstanding balances, which approximates their fair value.

Various inputs are used to determine the fair value of the Plan’s investments.  These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table summarizes the Plan’s investments as of December 31, 2008, based on the inputs used to value them (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Collective investment trusts	$27,879	$9,446	$18,433	$-
Registered investment companies	18,751	18,751	-	-
BNSF common stock	6,712	6,712	-	-
Participant loans	1,245	-	-	1,245
Total	$54,587	$34,909	$18,433	$1,245

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008 (in thousands):

Level 3 Inputs
Participant Loans
Balance as of December 31, 2007	$1,572
Issuances, repayment and settlements, net	(327)
Balance as of December 31, 2008	$1,245

NOTE 4: NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in thousands):

Year Ended December 31, 2008
Registered investment companies	$(9,955)
Collective investment trusts	(4,912)
BNSF common stock	(471)
Net depreciation in fair value of investments	$(15,338)

NOTE 5: RELATED PARTIES

The Plan invests in shares of mutual funds and collective investment trusts managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.  The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund.  The Plan recorded purchases of $0.7 million and sales of $2.5 million of BNSF’s common stock during the year ended December 31, 2008.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 6: INCOME TAX STATUS

The Company received a determination letter on July 27, 2001 from the Internal Revenue Service (IRS) which stated that the Plan, as amended, was a qualified plan under Sections 401(a) and (k) of the IRC.  This determination letter does not cover amendments seven through thirteen made to the Plan.  However, the plan administrator and tax counsel believe the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants' salaries as pre-tax contributions are not income taxable to the participants until withdrawn or distributed.  Income and gains on contributions applicable to participants are not taxable to participants until withdrawn or distributed.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements (Continued)

NOTE 7: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include benefit payments to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500.  Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500.  Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	December 31,
	2008	2007
Net assets available for benefits from the financial statements	$54,775	$76,670
Amounts related to withdrawing participants	(126)	-
Adjustment from contract value to fair value for interest in TCU 401(k) plans relating to fully benefit-responsive investment contracts	(188)	114
Net assets available for benefits from Form 5500	$54,461	$76,784

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008
(Dollars in thousands)

Attachment to Form 5500, Schedule H, Line 4i:			EIN 41-6034000
			Plan # 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	T. Rowe Price Stable Value Common Trust Fund	Collective Investment Trust	$20,046
*	T. Rowe Price Equity Index Trust	Collective Investment Trust	7,833
*	BNSF Common Stock Fund	Company Stock	6,712
*	T. Rowe Price Balanced Fund	Registered Investment Company	6,448
	PIMCO Total Return Admin	Registered Investment Company	3,136
*	T. Rowe Price Blue Chip Growth Fund	Registered Investment Company	1,858
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,666
	Artio International Equity, A Fund	Registered Investment Company	1,345
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	1,187
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,119
	Columbia Acorn USA Fund	Registered Investment Company	965
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	392
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	358
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	120
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	95
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	23
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	16
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	12
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	11
*	Participant loans	Interest rates of 5.00% - 10.50% maturing through December 7, 2013	1,245
			$54,587

*	Represents a party-in-interest, as defined by ERISA.

	Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure
	of cost information is required.

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BNSF Railway Company
401(k) Plan for TCU Employees

 By:  /s/ Scott Rynearson
                    Assistant Vice President Compensation and Benefits

Date:    June 30, 2009

BNSF RAILWAY COMPANY
401(k) PLAN FOR TCU EMPLOYEES

EXHIBITS

Exhibit No.
23.1	Consent of Whitley Penn LLP